Exhibit 99.2

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Estimates 49 Percent Growth in Third Quarter 2010 Application Sales

SHANGHAI, ATLANTA, Sept. 22, 2010 — CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, today announced that, based on current financial projections and estimates, the Company expects third quarter 2010 application sales to be approximately $11.3 million, an increase of approximately 49 percent compared to $7.6 million as reported in the third quarter of 2009, primarily due to increased license sales in its EMEA region and with its CDC Factory products.

Application sales is comprised of license revenue plus Secured Total Contract Value (STCV) for Software-as-a-Service (SaaS) sales secured during the third quarter of 2010.

“We are excited that initial projections indicate robust growth in application sales in the third quarter, which historically has been weak due to the seasonality of our sales/business cycle,” said Bruce Cameron, president of CDC Software. “Despite the extended holiday season in the summer, our European region has been seeing significant growth, especially in the U.K., which is expected to be its best quarter in two years for software license sales. We closed significant transactions that included two seven digit sales and services deals for our CDC TradeBeam cloud solution and the CDC Factory on-premise plant floor solution, a three-quarter of a million dollar sale for CDC TradeBeam and a sizeable Pivotal CRM on-premise license sale in Russia, as well as steady growth in the CDC gomembers cloud-based Non-Profit and Public Sector solutions. We have been seeing strong sales, including large multi-plant deals, with our CDC Factory product line, and have also been seeing expansion in sales in Latin America, India and China.”

Cameron added, “We are also pleased with our expanding sales pipeline for the next six months, especially in cross-sell activities. For example, we have been seeing great traction in cross selling our cloud-based eCommerce solution into our 10,000 customer installed base. With our solid business fundamentals in place and a strong financial foundation, we believe that we are poised to continue growth through organic and cross-sell sales opportunities, as well as synergistic acquisitions and investments in both the on-premise, as well as SaaS business models.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 10,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our beliefs and expectations regarding Q3 2010 application sales, our beliefs and expectations regarding our significant growth in the European region, as well as the expected performance of that region, our beliefs regarding future growth and the reasons therefor and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the entry of new competitors and their technological advances; (f) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (g) the possibility of development or deployment difficulties or delays; (h) the dependence on customer satisfaction with the company’s software products and services; (i) continued commitment to the deployment of the enterprise software solutions; (j) risks involved in developing software solutions and integrating them with third-party software and services; (k) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (l) demand for and market acceptance of new and existing enterprise software and services, the positioning of the company’s and its partners’ solutions, as well as the success of any of our strategies; (m) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; (n) the continued cooperation of our strategic and business partners; (o) risks relating to economic conditions and other matters beyond our control; (p) the ability to complete and integrate any acquisitions we may undertake; (q) the risk that the preliminary financial results provided herein could differ from our actual results. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on form 20-F for the year ended December 31, 2009, filed with the SEC on June 1, 2010, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. All estimates contained herein regarding Q3 2010 performance and other periods, are based upon preliminary financial projections, beliefs and estimates. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.